23 January 2006                                              [MITTAL logo]
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                                                                    News Release


For immediate release

                      MITTAL STEEL ANNOUNCES CHANGE TO ITS
                  SHAREHOLDING IN HUNAN VALIN STEEL TUBE & WIRE

23 January 2006 - Mittal Steel Company (NYSE and Euronext Amsterdam: MT) today announces that its shareholding in Hunan Valin Steel Tube & Wire Company Limited ("Hunan Valin") has been diluted to 29.49%.

Mittal Steel completed the acquisition of a 36.67% stake in Hunan Valin on 28 September 2005, for a total consideration of US$338 million. Hunan Valin is one of China's largest steelmakers with annual steel production capacity of 8.5 million tons.

As a result of publicly held outstanding convertible bonds being converted into shares the shareholding of both Mittal Steel and Valin Group have been diluted to 29.49% and 30.29% respectively, as on 20 January 2006. The remaining shares are traded on the Shenzhen Stock Exchange.

Additionally, from May 2005 onwards, all companies listed in China have been required to undertake the share segmentation reform', meaning that all non-listed shares are converted into listed and fully tradable shares. Currently, both Mittal Steel and Valin Group hold non-listed shares in Hunan Valin. As part of this reform, the holders of non-listed shares are required to submit a compensation proposal to the public shareholders. As such, a plan, based on discussions with representatives of Hunan Valin's major public shareholders, was finalized in December 2005 whereby Mittal Steel and Valin Group will issue two year put warrants to all holders of listed shares who were to register on or before 20 January. A shareholders' meeting of Hunan Valin is set for 9 February 2006 in order to approve the plan, which will then be submitted to the PRC government authorities for approval. Mittal Steel and Valin


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Group will issue 7.19206 warrants for every 10 shares held by the minority shareholders. The warrants will be listed on the Shenzhen Stock Exchange subject to completing other required procedures. If all the put warrants were to be exercised Mittal Steel and Valin Group's shareholding would increase to 43.7% and 44.9% respectively.

About Mittal Steel

Mittal Steel is the world's largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".